Lloyds TSB Group plc 25 Gresham Street London EC2V 7HN

Telephone: 020 7356 1422 Facsimile: 020 7356 2141

Helen A. Weir Group Finance Director

By Fax (+1 202 772 9208), mail and Edgar

Mr Amit Pande
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549
United States of America

9 February 2007

Dear Mr Pande,

Re:	Lloyds TSB Group plc
Form 20-F filed 6 June 2006
File number: 001-15246

Thank you for your letter dated 28 December 2006, which we acknowledged in our letter dated 5 January 2007, setting out the staff’s comments on the above filing of Lloyds TSB Group plc (the “2005 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds TSB Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Helen A Weir

Helen A Weir Group Finance Director For Lloyds TSB Group plc

Lloyds TSB Group plc Registered in Scotland no. 95000
Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH

Appendix

To facilitate the staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1
Business Overview, page 2 Line of Business Information, page 22

We note your presentation of segment results as adjusted for volatility. This appears to represent a non-GAAP financial measure since it differs from the segment disclosures presented in Note 3 of your audited financial statements. Please tell us how you determined that this non-GAAP financial measure is not prohibited by Item 10(e) of Regulation S-K. In your response also address whether this financial measure is required or expressly permitted by the standard setter that is responsible for establishing the GAAP used in your primary financial statements.

Response 1

We agree that profit before tax excluding volatility is a non-GAAP financial measure and set out below further information on volatility together with the reasons why we believe it is not prohibited by Item 10(e) of Regulation S-K.

The Group adjusts for three types of volatility which are described below:

Banking volatility
In accordance with IFRS, it is the Group’s policy to recognise all derivatives at fair value. The banking businesses manage their interest rate and other market risks primarily through the use of intra-Group derivatives, with the resulting net positions managed centrally using external derivatives. IFRS does not, however, permit the intra-Group derivatives to be used in a hedge relationship for reporting purposes. Although fair value accounting can have a significant impact on reported earnings, it does not impact on the business fundamentals or cash flows of the businesses. The Group has, therefore, implemented an internal transfer pricing arrangements structure whereby divisions transfer to the centre the volatility associated with marking to market derivatives held for risk management purposes where, as far as possible, the effect is minimised by establishing lAS 39 compliant hedge accounting relationships. The net result is separately disclosed as banking volatility.

Insurance volatility
The Group’s insurance businesses have liability products that are supported by substantial holdings of investments; IFRS requires that the liability is based on the estimated future cash flows discounted back to the valuation date and that the assets are recognised at fair value with changes in both the asset and the liability being reflected within the income statement. As these investments are substantial and movements in their fair value can have a significant impact on the profitability of the Insurance and Investments segment, management believes that it is appropriate to disclose the segment’s results on the basis of an expected return in addition to the actual return.

The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the period is included within insurance volatility. In addition, the calculation of the value of in-force business makes assumptions about future investment returns; to the extent that actual experience is different the effect is also included within insurance volatility.

The Group discloses the main assumptions used in the calculation of the value of in-force business at each reporting date.

Appendix

Policyholder interests volatility
As a result of the requirement contained in IFRS to consolidate the Group’s life and pensions businesses on a line by line basis, the Group’s income statement includes amounts attributable to policyholders which affect profit before tax; the most significant of these items is policyholder tax. Under IFRS, tax on policyholder investment returns is required to be included in the Group’s tax charge rather than being offset against the related income as it is in actual distributions made to policyholders. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. This has the appearance of income that attracts a 100% tax charge. As these amounts do not accrue to the equity holders, we believe a clearer representation of the underlying performance of the Group’s life and pensions businesses is presented by excluding policyholder interests volatility.

We determined that profit before tax excluding volatility is not prohibited by Item 10(e) of Regulation S-K because:
a)	it is not a liquidity measure and so is not prohibited by Item 10(e)(ii)(A);
b)	as the adjustment is made on a consistent basis in the Group’s reporting of its financial performance, it does not eliminate or smooth items identified as non-recurring, infrequent or unusual and so is not prohibited by Item 10(e)(ii)(B); and
c)	it is not presented on the face of the financial statements or in the accompanying notes and does not use titles or descriptions that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures and so is not prohibited by Item 10(e)(ii)(C) or item 1 0(e)(ii)(E).

No comment has been made above on Item 10(e)(ii)(D) as it relates to proforma financial information required to be disclosed by Article 11 of Regulation S-X.

We will expand our discussion of volatility in future filings to cover the matters covered in Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued by the Commission on 13 June 2003 and these are covered in more detail in our response to Comment 6.

Finally, profit before tax excluding volatility is neither required nor expressly permitted by the International Accounting Standards Board (“IASB”), the standard setter responsible for establishing the GAAP used in our primary financial statements. As noted in (c) above, the measure is not presented on the face of the financial statements or in the accompanying notes.

Appendix

Comment 2
Business Overview, page 2 Line of Business Information, page 22

In the event this non-GAAP financial measure is not prohibited by Item 10(e) of Regulation S-K, please revise your future filings to:
• Include a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP, as required by Item 10(e) of Regulation S-K; and
• Revise your discussion of segment operating results beginning on page 22 to provide, with equal or greater prominence, a discussion of material changes in segment results based on amounts presented in your primary financial statements, i.e. the most comparable GAAP measures.

Response 2
The discussion of the segment operating results of the Group included in the Company’s 2005 Form 20-F includes a commentary on volatility (page 28), which separately analyses the banking, insurance and policyholder interests volatility. In the financial statements, banking volatility is included within the Central group items segment and insurance and policyholder interests volatility included within the Insurance and Investments segment. We will expand the segmental results within the Management Discussion and Analysis in our future filings to present with equal prominence “profit before tax”, the most directly comparable financial measure, calculated and presented in accordance with GAAP. Accordingly, the following table will be presented in the Company’s Form 20-F for the year ended 31 December 2006 (the “2006 Form 20-F”) together with similarly revised tables and discussions for each segment:

	Profit before tax (statutory)			Profit before tax (excluding volatility)
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
UK Retail Banking	x	1,394	1,639	x	1,394	1,639
Insurance and Investments	x	1,474	916	x	725	778
Wholesale and International Banking	x	1,518	1,272	x	1,518	1,272
Central group items	x	(566)	(350)	x	(442)	(350)

Profit before tax excluding volatility				x	3,195	3,339
Volatility				x	625	138

Profit before tax	x	3,820	3,477	x	3,820	3,477

Appendix

Comment 3
Operating and financial review and prospects, page 13 Results of Operations — 2005 compared with 2004, page 16 Economic Profit, page 21

We note your disclosures related to your use of “Economic Profit”, a non-GAAP financial measure, as a measure of performance. Please expand your discussion in future filings to include the following:
•	Describe the material limitations associated with the use of the Economic Profit non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and
•	Discuss the manner in which management compensates for these limitations when using the non-GAAP measure.

Refer to Answer to Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued by the Commission on June 13, 2003.

Response 3
In future Form 20-F submissions, we will expand our discussion of economic profit to include comments in respect of the following:

The principal limitations of economic profit, as calculated in the Group’s 2005 Form 20-F, as a financial measure is that it is reliant on:
(i)	an estimate of the Group’s cost of equity, which is itself dependent upon assumptions made for the risk-free interest rate, the equity risk premium and the beta of the Company (we will also include the definition of beta within our future disclosures); and
(ii)	it uses average shareholders’ equity calculated on an accounting basis as opposed to an economic equity amount, which takes into account the level of risk inherent in the business; the Group is currently developing an economic equity model to address this limitation.

For the assumptions in (i) above, the Group does not attempt to estimate the assumptions on a prospective basis; the assumptions used are:
a)	the yield on the 10 year index for UK government stock as an approximation of the risk- free rate;
b)	an equity risk premium of 3% (which has been consistently assumed since 2001, when the Company became a registrant); and
c)	the beta of the Company’s shares based on experience over the last five years.

We recognise that a wide range of approaches for economic profit can be justified and, therefore, believe that its usefulness as a financial measure relies upon a consistent approach, so as not to unnecessarily distort its trend.

Management compensates for both of the above limitations by using a consistent basis of calculation, reviewing the results of the calculation regularly and, to ensure consistency of reporting, only adjusting the cost of capital if it changes significantly. As noted above, the Group is also currently developing its economic equity capabilities, which will also address the current limitations.

Appendix

Comment 4
Operating and financial review and prospects, page 13 Results of Operations — 2005 compared with 2004, page 16 Economic Profit, page 21

We refer to your statement that profit before tax is the comparable GAAP measure used by management. Please revise your future filings to provide a reconciliation of the differences between the Economic Profit and profit before tax. Refer to Item 10(e)(1)(B) of Regulation S-K.

Response 4
We will expand the economic profit disclosure in the 2006 Form 20-F to provide the reconciliation shown below with similar reconciliations in future Form 20-F submission:

	2006 £m	2005 £m	2004 £m

Average shareholders’ equity	x	9,747	10,493

Profit before tax	x	3,820	3,477
Taxation	x	(1,265)	(1,018)
Profit attributable to minority interests	x	(62)	(67)

Profit attributable to equity shareholders	x	2,493	2,392
Less: notional charge for the cost of equity	x	(877)	(944)

Economic profit	x	1,616	1,448

The notional charge for the cost of equity has been calculated by multiplying average shareholders’ equity by the estimated cost of equity.

Appendix

Comment 5
Operating and financial review and prospects, page 13 Results of Operations — 2005 compared with 2004, page 16 Economic Profit, page 21

Please tell us and expand your discussion in future filings to explain how you determined the various components used to calculate the notional charge for the cost of equity. For instance, explain how you determined average shareholders’ equity and the cost of equity for each period presented. Also explain which interest rate is used in determining the sustainable long term interest rate.

Response 5
The notional charge included in the calculation of economic profit is determined by multiplying the cost of equity by average shareholders’ equity.

The Group’s cost of equity is determined as:

risk-free interest rate + (equity risk premium x the Company’s beta)

As detailed in our response to comment 3, the assumptions used in the calculation of the cost of equity are:
a)	the yield on the 10 year index for UK government stock as an approximation of the risk-free rate;
b)	an equity risk premium of 3% (which has been consistently assumed since 2001, when the Group become a registrant); and
c)	the beta of the Company’s shares based on experience over the last five years.

The Group uses the 10 year index for UK government stocks as an appropriate approximation of the sustainable long-term interest rate. The Group’s average equity is determined using month-end retained profit and other equity balances.

We will expand our discussion in future Form 20-F submissions to include the above.

Appendix

Comment 6
Volatility, page 28

Refer to our comment under the Business Overview section above with respect to the use of Volatility as a non-GAAP financial measure. Please tell us and revise this section in future filings to include all the disclosures required by Item 10(e) of Regulation S-K and discuss the following:
•	The manner in which the management uses the non-GAAP measure to conduct or evaluate its business;
•	The economic substance behind management’s decision to use this measure;
•	The material limitation associated with the use of the non-GAAP measure as compared to the most directly comparable GAAP financial measure;
•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	The substantive reasons why management believes the non-GAAP measure provides useful information to investors.

Refer to Question 8 and Question 20 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” issued by the Commission on June 13, 2003.

Response 6
In future Form 20-F submissions, we will expand our discussion of volatility within Line of business information — Summary (page 22 of the Company’s 2005 Form 20-F) to include comments in respect of the following:
•	In addition to presenting the Group’s results prepared in accordance with applicable accounting standards, all monthly financial reporting to the Group Executive Committee and Board of the Company separately presents the results of the businesses before volatility. It is one of the key measures used to evaluate the performance of each of the businesses and is the basis upon which annual incentive scheme awards are made to management.
•	Management believes that the use of profit before tax excluding volatility provides an additional measure of the performance of the business as it excludes amounts included within profit before tax which do not accrue to the Group’s equity holders, excludes the impact of changes in market variables which are beyond the control of management and reflects the Group’s internal process for accounting for derivatives held for risk management purposes.
•	The most significant limitations associated with profit before tax excluding volatility are:
	(i)	Insurance volatility requires an assumption to be made for the normalised return on equities and other investments; and
	(ii)	Banking and insurance volatility impact on the Group’s regulatory capital position, even though they are not included within profit before tax excluding volatility.
•	Management compensates for the limitation above by:
	(i)	monitoring closely the assumptions used to calculate the normalised return used within the calculation of insurance volatility; these assumption are disclosed on page 29 of the Company’s 2005 Form 20-F);
	(ii)	producing separate reports on the Group’s current and forecast capital ratios.
•	Management believes that excluding each of the volatilities from profit provides additional useful information to investors for the reasons detailed in our response to Comment 1.

Appendix

Comment 7
Financial Statements for the year ended December 31, 2005 Consolidated Cash Flow Statement, page F-7

We note that you do not present your cash flows from operating activities in the Consolidated Cash Flow Statement and instead refer a reader to the notes for this disclosure. Please tell us why you determined this information to be of lesser importance than your cash flows from investing or financing activities and the accounting literature you relied upon to support this presentation.

Response 7

As a banking business, the Group’s primary activity is to take deposits and extend loans; the price of these products being expressed as an interest rate. As a result, the adjustments reconciling profit before tax to net cash provided by operating activities are extremely volatile and do not necessarily represent the cash generated by the Group. We, therefore, believe that the significant number of adjustments included within this reconciliation are better presented in the notes to the accounts. This approach is permitted under IFRS, and provides the reader with all of the relevant information without including an excessive amount of detail on the face of the cash flow statement. Nevertheless, in response to the Staff’s comment, in future filings we will present a summarised reconciliation of profit before tax to cash flows from operating activities on the face of the cash flow statement, with the detail retained in the notes.

Accordingly, the following table will be presented within the Cash Flow Statement in the Company’s 2006 Form 20-F:

	2006 £m	2005	2004

Profit before tax	x	3,820	3,477

Change in operating assets	x	(17,158)	(21,335)
Change in operating liabilities	x	10,069	26,428
Non-cash and other items	x	3,646	4,407
Tax paid	x	(708)	(763)

Net cash (used in) provided by operating activities	x	(331)	12,214

Appendix

Comment 8
Note 1, Accounting Policies, page F-8

Please tell us whether you elected the voluntary exemption for employee benefits in paragraphs 20 and 20A of IFRS 1 upon your first time adoption of IFRS as adopted by the European Union. We note your statement under the “Pensions” section on page 30 that “...relevant cumulative losses have only arisen since the adoption of lAS 19, Employee Benefits, on 1 January 2004”, which would appear to indicate that all cumulative actuarial gains and losses at the transition to IFRS had been recognised.

Response 8

Under UK GAAP, the Group was an early adopter of the requirements of FRS 17 Retirement Benefits and, accordingly, recognised its pension fund deficit in full on its balance sheet; actuarial gains and losses arising were adjusted against equity in the year in which they arose. As a result, all cumulative gains and losses up to 31 December 2003 had been recognised in equity.

Upon transition to IFRS, the Group elected to use the ‘corridor’ approach to account for its defined benefit pension schemes as permitted by lAS 19 Employee Benefits and IFRS 1 First time adoption of International Financial Reporting Standards which leaves some actuarial gains and losses unrecognised. However upon application of this approach the Group elected not to split the cumulative actuarial gains and losses for the period from the inception of the schemes until the date of transition to IFRS into a recognised portion and an unrecognised portion, but instead elected to recognise all cumulative actuarial gains and losses at the date of transition to IFRS. This is permitted by paragraph 20 of IFRS 1. No adjustment was necessary to reflect this election upon transition to IFRS because these gains and losses had already been recognised under UK GAAP.

The disclosure requirements in paragraph 20A of IFRS 1 resulted from an amendment to lAS 19 Employee Benefits which was optional from 1 January 2004. The Group chose not to adopt the additional disclosure requirements until they became mandatory on 1 January 2006. As a result, the Company will be including these disclosures for the first time in its 2006 Form 20-F.

Appendix

Comment 9
Note 2, Critical Accounting Policies, page F-18

We refer to the “Impairment on assets accounted for at amortized cost” section which discusses the methodology used to record the impairment provision. Please tell us and in future filings expand your disclosure to describe the basis on which uncollectible loans and advances are written off. Refer to paragraphs 43(a) and 49 of lAS 30.

Response 9
Paragraphs 43(a) and 49 of lAS 30 state that:

“43	A bank shall disclose the following: (a) the accounting policy that describes the basis on which uncollectible loans and advances are recognised as an expense and written off.”

“49	When loans and advances cannot be recovered, they are written off and charged against any allowance account for impairment losses. In some cases, they are not written off until all the necessary legal procedures have been completed and the amount of the impairment loss is finally determined. In other cases, they are written off earlier, for example when the borrower has not paid any interest or repaid any principal that was due in a specified period. As the time at which uncollectible loans and advances are written off differs, the gross amount of loans and advances and of the allowance account for impairment losses may vary considerably in similar circumstances. As a result, a bank discloses its policy for writing off uncollectible loans and advances.”

The basis on which uncollectible loans and advances are written off is described in our accounting policy for the impairment on assets accounted for at amortised cost (note 1(i) on page F-12) and is reproduced below for your convenience.

“When a loan or advance is uncollectable, it is written off against the relatedprovision once all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement.”

We believe that this disclosure meets the requirements of paragraphs 43(a) and 49 of lAS 30.

Appendix

Comment 10
Note 3, Segmental Analysis, page F-20

Please revise your future filings to provide greater detail of the various types of income items comprising “Other income” line item in the presented segment operating results, on a basis no less detailed than in your consolidated income statement. We note, for instance, that “Other income” comprises over 97% of “Total income” for the Insurance and Investments segment.

Response 10

We support the objective of better informing investors of the performance of the company’s segments. However, we believe that it is critical to maintain a balance between disclosing sufficient information to help the readers of the financial statements understand an entity’s past performance and providing so much information as to obscure the underlying performance of the segments or the company.

We are concerned that replacing the single line ‘Other income (net of fee and commission expense)’ within the segmental analysis disclosed in note 3 of the Group’s financial statements with the seven constituent lines included within the Group’s income statement would obscure the underlying split of net interest income and other income for each of the segments. As explained in our response to Comment 11, within the narrative commentaries we already refer to the key drivers of Other income and we, therefore, consider further disclosure unnecessary.

However with respect to the Insurance and Investments segment, we agree that substantially all its income is included in Other income and in future filings an analysis of this will be provided in the Management Discussion & Analysis.

Appendix

Comment 11
Note 3, Segmental Analysis, page F-20

In future filings please revise your discussion of your segment results in the Operating and Financial Review and Prospects section correspondingly.

Response 11
Our business unit commentaries within the “Operating and financial review and prospects” section already discuss the constituent elements of Profit before tax including Other income; we will continue this approach going forward and ensure that, where appropriate, the commentaries are tied in to the segmental analysis provided on a statutory basis as detailed in our response to Comment 2 above.

Appendix

Comment 12

Note 54, Adoption of International Accounting Standards, page F-70
Accounting changes effective from 1 January 2005 which do not affect 2004 comparative — Derivative financial instruments and hedging, page F-71

We note your disclosure that you have not changed the way you hedge your economic exposures but you expect increased volatility arising from the requirement to fair value all derivatives as far as possible. Please confirm to us and revise future filings to disclose that you have not reflected in your IFRS opening balance sheet any hedging relationships that did not meet the conditions for hedge accounting under lAS 39 as provided by paragraphs 91 and 101 of lAS 39.

Response 12

We confirm that the Group’s 1 January 2005 opening balance sheet did not reflect hedging relationships that did not qualify for hedge accounting under lAS 39.

As noted on page 15 of the Company’s 2005 Form 20-F, the Group applies IFRS as adopted by the European Union (“EU”), which is identical in all respects to IFRS as issued by the IASB, except that the EU endorsed version of lAS 39 relaxes some of the hedge accounting requirements. However, as noted on the same page, the Group has not taken advantage of this relaxation and, therefore, complies with all of the hedge accounting requirements of lAS 39 as issued by the IASB. As this matter relates only to the 1 January 2005 balance sheet and the Group states that it has not taken advantage of the EU’s relaxation of lAS 39, we do not believe that further disclosure is required in future filings.

Appendix

Comment 13
Changes to reconciliation published on 27 May 2005, page F-72

We refer to the second paragraph that states you recognised as an asset the value of in-force life assurance contracts and to the resulting increase of 4,363 million pounds in assets in the UK GAAP to IFRS reconciliation of equity on page F-74. Please tell us and disclose in future filings:
•	The authoritative basis under IFRS 4 that supports your capitalisation as an asset of the present value of future profits that are expected to accrue from these contracts;
•	A description of the methodology used to determine the present value of the in- force life assurance contracts. Refer to the description in the “Value of in-force life assurance business” of Note (1), Life Assurance Business on page 31 of your Form 6-K filed on May 27, 2005.
•	The basis under paragraph 22 of IFRS 4 for changing your accounting policy for in-force life assurance contracts to present movements in the value of in-force business gross of attributable tax as compared to your prior presentation on a net of tax basis.
•	The methodology used to determine the assumptions that have the greatest effect on the measurement of the asset. Refer to paragraph 37(c) of IFRS 4.
•	The effect of changes in assumptions, such as future profits and the discount rate used to measure the asset. Refer to paragraph 37(d) of IFRS 4.

Response 13

Prior to the Group’s adoption of IFRS, the Group accounted for its interest in long-term assurance business using the embedded value basis of accounting, which capitalised the present value of future profits expected to accrue from these contracts. Paragraph 13(a) of IFRS 4 permits the Group to account for its insurance contracts on the same basis that it used under UK GAAP; paragraph BC142 of IFRS 4 details the reasons why the continued use of embedded value measurement is permitted. Our IFAS accounting policies are described in note 1(q) on page F-14 of the Company’s 2005 Form 20-F.

The paragraph entitled Value of in-force life assurance business on page F-15 of the Company’s 2005 Form 20-F describes the methodology used to determine the present value of the in-force life assurance contracts. It is substantially the same as the description included in our Form 6-K filed on 27 May 2005, to which you refer.

The Group did not present its interim financial information in accordance with lAS 34, Interim Financial Reporting and did not, therefore, represent that it had prepared such information in accordance with lAS. As Question 7 of the Implementation Questions: SEC Rule First-Time Application of International Financial Reporting Standards notes, in such instances any subsequent accounting policy changes made during the Transition Year are not subject to the “preferability” test in lAS 8, Accounting Policies, Changes in Estimates and Error, although appropriate disclosure regarding any such accounting policy changes should be made.

The Group’s provisional interpretation of the interaction of lAS 12, Income Taxes, and embedded value accounting, with which its auditors concurred, was that the most appropriate treatment was to present the asset in the balance sheet and the movement in the asset in the income statement on a net of tax basis in arriving at profit before tax. This was the provisional accounting policy disclosed in both the Group’s Transition to IFRS document filed on Form 6-K on 27 May 2005 and the Group’s Results for the half-year to 30 June 2005 filed on 29 July 2005; the provisional nature of the accounting policies used to prepare the financial information contained in these documents was explained on page 1 of the Group’s

Appendix

Transition to IFRS and on page 26 of the Group’s Results for the half-year to 30 June 2005. During the second half of 2005 it became apparent that an industry practice had emerged of presenting the asset in the balance sheet on a gross of tax basis with a corresponding deferred tax liability and the movement in the asset should also be recognised gross of attributable tax in the income statement with a consequential adjustment to the tax charge. In order to facilitate comparisons with the results of other major life insurance operations, and following consultation with its auditors, the Group prepared its financial statements for the year ended 31 December 2005 on this basis. As this was only a change from a provisional accounting policy, it was not a change in accounting policy for the purposes of paragraph 22 of IFRS 4 or of lAS 8; the Group provided disclosure of the change from its provisional accounting policy on page F-72 of its 2005 Form 20-F.

The process for determining the key assumptions for insurance contracts is set out on page F-40 of the Company’s 2005 Form 20-F, the principal economic assumptions used in calculating the VIF are set out on page F-36 and the sensitivity analysis detailing the effect of changes in assumptions is detailed on page F-41.